Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

First Half Ended
June 27, 2008
($ in millions)

Earnings:
Income before income taxes	$746
Add:
Interest expense	127
Amortization of debt expense	5
Interest component of rent expense	29

Earnings	$907

Fixed charges:
Interest expense	127
Amortization of debt expense	5
Interest component of rent expense	29

Fixed charges	$161

Ratio of earnings to fixed charges	5.6x